UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2016

Guadalajara, Jalisco, Mexico, April 28, 2016 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) reported its consolidated results for the quarter ended March 31, 2016. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As a result of the acquisition of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) on April 20, 2015, financial and operating information for the first quarter of 2015 does not include the consolidation of the Montego Bay airport. Therefore, information for the first quarter of 2016 may not be directly comparable with information for the first quarter of 2015. All peso amounts are presented in nominal pesos.

Summary of 1Q16 vs. 1Q15

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 792.6 million, or 53.1%. Total revenues increased by Ps. 1,021.5 million, or 58.6%.

•	Cost of services increased by Ps. 115.5 million, or 39.5%.

•	Operating income increased by Ps. 417.3 million, or 48.6%.

•	EBITDA increased by Ps. 515.3 million, or 47.1%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 73.3% in 1Q15 to 70.4% in 1Q16.

•	Net income and comprehensive income increased by Ps. 365.2 million, or 54.7%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Operating Results

During the first quarter of 2016, total terminal passengers in the Company’s 13 airports increased by 1,356.0 thousand passengers compared to the first quarter of 2015. Over the same period, domestic passenger traffic increased by 919.0 thousand passengers, while international passenger traffic increased by 437.0 thousand passengers. Traffic in the Company’s Mexican airports increased by 19.8%, while traffic in the Montego Bay airport increased by 4.9%.

It is important to highlight that during 1Q16, there were two factors that positively impacted passenger traffic in the first quarter of 2016 compared to the first quarter of 2015: (i) the addition of a leap day in February 2016 and (ii) the Easter holiday falling in March in 2016, as opposed to April in 2015.

During the first quarter of 2016, the following routes were opened:

Domestic Routes:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

International Routes:

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

For the limited purpose of comparison of passenger traffic for the Montego Bay airport,

the above is presented pro forma as if the acquisition of DCA had taken place on

January 1, 2015.

International Terminal Passengers (in thousands):

For the limited purpose of comparison of passenger traffic for the Montego Bay airport,

the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015.

Total Terminal Passengers (in thousands):

For the purpose of comparing passenger traffic for the Montego Bay airport, the above is presented pro forma as if the acquisition of DCA had taken place on January 1, 2015.

Consolidated Results for the First Quarter of 2016 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S.

dollar figures presented are converted from pesos to U.S. dollars at Ps. 17.2140 per U.S. dollar (the noon buying rate on

March 31, 2016, as published by the U.S. Federal Reserve).

- For purposes of the consolidation of the Montego Bay airport, the average exchange rate for the three months ended

March 31, 2016 of Ps. 18.0256 per U.S. Dollar was used in accordance with applicable norms.

Revenues (1Q16 vs 1Q15)

•	Aeronautical services revenues increased by Ps. 596.9 million, or 53.8%.
•	Non-aeronautical services revenues increased by Ps. 195.7 million, or 51.1%.
•	Revenues from improvements to concession assets rose by Ps. 228.8 million, or 91.4%.
•	Total revenues increased by Ps. 1,021.5 million, or 58.6%.

Aeronautical services revenues increased mainly due to the following:

                                i.            The integration of the Montego Bay airport, which reported revenues of Ps. 324.5 million in 1Q16 and which was not yet consolidated into the Company in 1Q15.

                               ii.            Revenues from the Mexican airports increased by Ps. 272.4 million, or 24.6%, compared to 1Q15, generated by increases in passenger traffic and passenger tariffs.

Non-aeronautical services revenues increased mainly due to the following:

                                i.            The integration of the Montego Bay airport, which reported revenues of Ps. 104.8 million in 1Q16 and which was not yet consolidated into the Company in 1Q15.

                               ii.            The Mexican airports contributed an increase of Ps. 88.0 million, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 56.1 million, while revenues from businesses operated directly by the Company increased by Ps. 34.8 million.

Amounts expressed in thousands of Mexican pesos. 1Q16 figures include revenues from the Montego Bay airport.

Revenues from improvements to concession assets (IFRIC 12)[1] increased by Ps. 228.8 million, or 91.4%, as 2016 is the year with the highest committed investment under the Master Development Program for 2015-2019. During 1Q16, the Montego Bay airport did not undertake improvements to concession assets.

Total operating costs during 1Q16 increased by Ps. 604.2 million, or 68.4%, compared to 1Q15, primarily due to the consolidation of the Montego Bay airport, which had operating expenses of Ps. 280.2 million. This latter amount is composed of the following charges: concession taxes for Ps. 104.0 million; depreciation and amortization for Ps. 37.7 million; employee costs for Ps. 29.4 million; utilities for Ps. 17.4 million; other expenses for Ps. 17.3 million; safety, security and insurance for Ps. 16.6 million; maintenance for Ps. 14.3 million; and the amortization of the concession’s fair value for Ps. 43.5 million.

Operating costs for the Mexican airports in 1Q16 increased by Ps. 324.0 million, or 26.8%, compared to 1Q15, mainly due to investments in concession assets (IFRIC 12), which increased by Ps. 228.8 million.

➢ Cost of services for the Mexican airports in 1Q16 increased by Ps. 20.4 million, or 7.0%, compared to 1Q15, and was composed primarily of the following costs:

-	Other operating expenses for 1Q16 increased by Ps. 9.4 million, or 15.1%, due mainly to increases in supplies for convenience stores and VIP lounges of Ps. 5.9 million and professional services fees for Ps. 2.6 million.

-	Maintenance costs for 1Q16 increased by Ps. 7.2 million, or 14.5%, compared to 1Q15, mainly due to maintenance of checked baggage inspection equipment, baggage equipment and terminal buildings.

Operating margin decreased by 310 basis points, from 49.3% in 1Q15 to 46.2% in 1Q16. Operating margin, excluding the effects of IFRIC 12, declined from 57.6% in 1Q15 to 55.9% in 1Q16. However, operating income increased by Ps. 417.3 million, or 48.6%.

EBITDA margin decreased by 450 basis points, from 62.7% in 1Q15 to 58.2% in 1Q16. EBITDA margin, excluding the effects of IFRIC 12, decreased by 290 basis points, from 73.3% in 1Q15 to 70.4% in 1Q16. The nominal value of EBITDA increased by Ps. 515.3 million, or 47.1%; of which the Montego Bay airport contributed Ps. 233.1 million.

__________________________________

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Financial results experienced a Ps. 41.9 million increase in net loss in 1Q16. This amount mainly comprises a foreign exchange rate loss of Ps. 27.9 million. The Company’s total financing interest expenses of Ps. 56.5 million included: (i) financing interest expenses related to the Montego Bay airport’s debt, which were Ps. 13.9 million; (ii) interest expenses on loans for capital investments in Mexico of Ps. 31.4 million; (iii) Ps. 11.2 million in financing interest expenses for the loan taken for the acquisition of DCA. These expenses were partially offset by a higher interest income of Ps. 42.5 million.

Comprehensive income in 1Q16 increased by Ps. 365.2 million, or 54.7%, compared to 1Q15. Of this increase, Ps. 258.3 million was contributed by the Mexican airports and Ps. 106.9 million by the Montego Bay airport. Income taxes increased Ps. 86.3 million in 1Q16 as compared to 1Q15. Tax expenses for the Montego Bay airport were Ps. 31.1 million (tax rate of 25%), while the Mexican airports experienced a current tax increase of Ps. 55.2 million, due to an incurred tax increase of Ps. 99.4 million, and a deferred tax decrease of Ps. 44.2 million, resulting from an inflation rate of 0.9% in 1Q16 compared to an inflation rate of 0.5% in 1Q15.

Consolidated Results for the First Quarter of 2016, as if the DCA acquisition had taken place on January 1, 2015

On April 20, 2015, GAP acquired 100% of the shares of DCA. DCA is a 74.5% shareholder in MBJ Airports Limited (“MBJA”), the entity that operates Sangster International Airport in Montego Bay, Jamaica. As a consequence, the Company began to consolidate the financial information of DCA and MBJA in GAP’s financial statements starting April 1, 2015 for the 2015 fiscal year in accordance with IFRS. However, in order to allow investors to assess the full results and impact of the DCA acquisition for 1Q15, it is presented in a condensed version of the income statement below as if the acquisition had taken place on January 1, 2015:

(in thousands of Pesos):

Statement of Financial Position

The consolidation of DCA and MBJA had a positive impact on the following items in the Company’s financial position as of March 31, 2016: cash and cash equivalents of Ps. 479.0 million, trade accounts receivable of Ps. 110.1 million, equipment and machinery of Ps. 405.6 million, improvements to concession assets of Ps. 2,003.8 million and airport concessions of Ps. 2,903.8 million.

Total liabilities at March 31, 2016 increased by Ps. 6,688.4 million compared to March 31, 2015. This increase was primarily due to: (i) the US$ 191.0 million (Ps. 3,323.7 million) bank loan obtained for the acquisition of 100% of DCA’s shares; (ii) a Ps. 1.1 billion bond issued in Mexico’s debt market for capital expenditures financing; (iii) the Montego Bay airport’s financial debt of Ps. 600.8 million; (iv) deferred tax liabilities of Ps. 815.4 million due to the Montego Bay airport’s concession value; (v) a Ps. 382.6 million increase in accounts payable; (vi) a Ps. 177.3 million increase in guarantee deposits received from clients; and (vii) Ps. 93.6 million in concession taxes payable, among others.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard	Effective
Amendments to IAS 10 and IAS 28, Sale or contribution of real estate assets by investor, partner or joint business	January 1, 2018
IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leasing	January 1, 2019

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q15	1Q16	Change
Guadalajara			
Aeronautical services	366,977	443,568	20.9%
Non-aeronautical services	113,068	129,517	14.5%
Improvements to concession assets (IFRIC 12)	42,770	179,184	319.0%
Total Revenues	**522,815**	**752,269**	**43.9%**
Operating income	293,759	371,167	26.4%
EBITDA	**362,001**	**438,284**	**21.1%**
Tijuana			
Aeronautical services	138,704	194,600	40.3%
Non-aeronautical services	45,319	62,815	38.6%
Improvements to concession assets (IFRIC 12)	93,939	83,928	(10.7%)
Total Revenues	**277,962**	**341,343**	**22.8%**
Operating income	89,980	149,956	66.7%
EBITDA	**123,288**	**187,715**	**52.3%**
Puerto Vallarta			
Aeronautical services	219,306	260,213	18.7%
Non-aeronautical services	70,992	82,561	16.3%
Improvements to concession assets (IFRIC 12)	11,610	40,637	250.0%
Total Revenues	**301,908**	**383,412**	**27.0%**
Operating income	196,214	240,837	22.7%
EBITDA	**229,091**	**275,593**	**20.3%**
Los Cabos			
Aeronautical services	176,098	225,551	28.1%
Non-aeronautical services	94,563	129,628	37.1%
Improvements to concession assets (IFRIC 12)	31,042	46,680	50.4%
Total Revenues	**301,703**	**401,859**	**33.2%**
Operating income	162,553	237,059	45.8%
EBITDA	**203,607**	**283,026**	**39.0%**
Montego Bay			
Aeronautical services	-	324,510	100.0%
Non-aeronautical services	-	107,658	100.0%
Total Revenues	-	**432,167**	**100.0%**
Operating income	-	151,945	100.0%
EBITDA	-	**233,131**	**100.0%**

Exhibit A: Operating results by airport (in thousands of pesos):

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

The Retained Earnings as of March 31, 2015 includes the net income from Montego Bay airport for the nine months of April 1 to December 31, 2015.

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired; consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU – Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo). GAP consolidated the results of DCA as of April 1, 2015 in accordance with IFRS. However, solely for purposes of providing a tool for comparison of the Montego Bay airport’s performance with historical data prior to the consolidation, the Company’s total passengers, cargo volumes and WLU corresponding to accumulated figures for 1Q15 include figures from the Montego Bay airport as if the acquisition had taken place on January 1, 2015, including revenues and cost of services.

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  April 28, 2016